Exhibit 1

RULE 10b5-1 AMENDED SALES PLAN AGREEMENT

This Amended Sales Plan (the “Amended Sales Plan”) is entered into on this 27th day of December, 2006 (the “Adoption Date”) by and between Seymour and Evelyn Holtzman (collectively the “Seller”) and Deutsche Bank Securities Inc. (hereinafter referred to as “DB Alex. Brown” or alternatively, the “Broker”), acting as agent for the Seller. This Amended Sales Plan shall supplement the Sales Plan entered into on the 17th day of April, 2006 (the “Original Sales Plan”).

Section 2.1 of the Original Sales Plan shall be stricken and replaced with the following language:

2.1
Appointment; total sales Amount. Subject to the terms and conditions hereof, the Seller hereby Appoints Broker and the Broker hereby accepts such appointment, to sell 900,000 shares of Stock beginning on December 27, 2006 at a price not to be below $13.50 per share. The 900,000 shares to be sold does not include any of the Shares sold under the Original Sales Plan.

Section 2.3(a) of the Original Sales Plan shall be stricken and replaced with the following language:

(a)	During the Sales Period, Broker shall sell the number of shares of the Stock held by the Seller for the account of the Seller as set forth on Schedule A (the “Sale Amount”)

Section 2.6 of the Original Sales Plan shall be stricken and replaced with the following language:

2.6
Best Execution. Broker agrees to sell Stock under this Amended Sales Plan pursuant to ordinary principles of best execution. Notwithstanding the foregoing, Seller acknowledges that Broker may not be able to sell the entire amount that is instructed to sell hereunder and that this Amended Sales Plan does not constitute a guarantee or other assurance of any kind that sales of Stock will be made at any particular price on any particular day. Additionally, Seller hereby acknowledges that although there is a minimum sales price under Exhibit “A”, that Broker has discretion to use its best execution judgment and seek higher prices than the Net Limit Price set forth on Exhibit A.

Section 3.1(c) of the Original Sales Plan shall be stricken and replaced with the following language:

(c)    The Forms 144 will include in the Remarks section substantially the Following: “The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 Amended Sales Plan dated December 27th, 2006, which is intended to comply with Rule 10b5-1.”

Section 3.2(b) of the Original Sales Plan shall be stricken and replaced with the following language:

(b)
The Forms 4 will include in the Remarks section substantially the Following: “The shares covered by this Form 4 have been sold pursuant to a Rule 10b5-1 Amended Sales Plan dated December 27th, 2006, which is intended to comply with Rule 10b5-1.”

Section 4.6 of the Original Sales plan shall be stricken and replaced with the following language:

4.6
Submission to the Company. Seller has delivered a copy of the Original Sales Plan and this Amended Sales Plan to the Company. Seller hereby consents to any filings made by the Company setting forth or otherwise making publicly available the provisions of this Amended Sales Plan. The Company consents to any public disclosure by the Seller of the Provisions of the Original Sales Plan and this Amended Sales Plan.

This Instruction shall not be effective until DB Alex. Brown confirms its acceptance in writing by signing below.

Adopted by Seller:                       Acknowledged by the Company:

 (company name)

By: ______________________
Seymour Holtzman      (authorized signatory)
(title)
________________________
Evelyn Holtzman

Accepted by DB Alex. Brown:

________________________
(branch manager)